DUPLICATE

Number: C0732616

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that DEJOUR ENTERPRISES LTD. changed its name to DEJOUR ENERGY INC. on March 9, 2011 at 02:49 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On March 9, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada